Filed Pursuant to Rule 433
Registration No: 333-134553

Final Terms and Conditions, September 27, 2007	Telephone: +1 212 528 1009

Lehman Brothers Copper/Euro Pyramid Notes
Non-Principal Protected

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1/A+/AA-)

Issue Size:	$10,000,000

CUSIP:	52517P6N6

Trade Date:	September 27, 2007

Issue Date:	September 28, 2007

Valuation Date:

January 2, 2008, or if such date is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that, upon the occurrence of a Disruption Event with respect to a Component, the Valuation Date for the affected Component may be postponed (as described in “Disruption Events” below).

Maturity Date:	January 7, 2008, or if such date is not a Business Day, the immediately succeeding Business Day.

Components:	Copper – Grade A (“Copper”) and Euro

Redemption Amount:	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note multiplied by

102.41% – Discount Factor

provided that the minimum Redemption Amount shall be zero.

The principal amount of your notes is not protected if held to maturity, and you may lose a substantial part or all of your investment. If the Discount Factor is greater than 2.41%, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount invested. You may lose up to the full principal amount of your investment in the notes.

Discount Factor:	A percentage equal to the greater of (a) 0.00%; (b) the Copper Discount Factor (if any); and (c) the Euro Discount Factor (if any).

Copper Discount Factor:	If the Final Copper Price is greater than the Copper Upper Boundary:

If the Final Copper Price is less than the Copper Lower Boundary:

Euro Discount Factor:	If the Euro Settlement Rate is greater than the Euro Upper Boundary:

If the Euro Settlement Rate is less than the Euro Lower Boundary:

Copper Upper Boundary:	$9,774.00

Copper Lower Boundary:	$6,516.00

Euro Upper Boundary:	$1.475

Euro Lower Boundary:	$1.335

Copper Strike:	$8,145.00 (the Copper Price on the Trade Date)

Initial Reference Currency Rate:	$1.4174 (the Reference Exchange Rate on the Trade Date determined in accordance with the Settlement Rate Option.)

Final Copper Price:	The Copper Price on the Valuation Date

Euro Settlement Rate:	The Reference Exchange Rate on the Valuation Date, determined in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event).

Copper Price:

The official settlement price of Copper for cash delivery, expressed as the U.S. dollar price per metric ton of Copper, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

Reference Exchange Rate:	The spot exchange rate for the Euro quoted against the U.S. dollar (USD) expressed as number of USD per 1 Euro.

Settlement Rate Option:

The U.S. Dollar/Euro official fixing rate, expressed as the amount of U.S. Dollars per one Euro, for settlement in two New York and TARGET business days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption ‘‘EUR’’ at approximately 10.00 a.m., New York time.

Relevant Exchange:

The London Metal Exchange (the “LME”), or its successor, or if the LME is no longer the principal exchange or trading market for Copper or options or futures contracts for Copper, such other exchange or principal trading market for Copper as determined in good faith by the Calculation Agent which serves as the source of prices for Copper, and any principal exchanges where options or futures contracts on Copper are traded.

Valuation Business Day:	Any day that is both a Currency Business Day and an Exchange Business Day.

Currency Business Day:

For Euro, any day that is not a Saturday, a Sunday or a day on which banking institutions generally are authorized or obligated by law or executive order to be closed (including for dealings in foreign exchange in accordance with the market practice of the foreign exchange market) in New York City.

Exchange Business Day:

For Copper, any day, as determined in good faith by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

Business Days	New York

Disruption Events:

If a Commodity Disruption Event identified in clauses (A), (B) or (C) below with respect to Copper or a Currency Disruption Event with respect to Euro is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Copper Discount Factor and/or the Currency Discount Factor using the Final Copper Price and/or the Euro Settlement Rate, as the case may be,. on the immediately succeeding scheduled Exchange Business Day on which no Commodity Disruption Event occurs or is continuing with respect to Copper or on the immediately succeeding scheduled Currency Business Day on which no Currency Disruption Event occurs or is continuing with respect to the Euro; provided however that if a Commodity Disruption Event identified in clauses (A), (B) or (C) below relating to Copper or a Currency Disruption Event relating to Euro has occurred or is continuing on each of the three scheduled Exchange Business Days or scheduled Currency Business Days, as applicable, following the scheduled Valuation Date, then (a) such third scheduled Exchange Business Day or Currency Business Day, as applicable, shall be deemed the Valuation Date for Copper or Euro, respectively, and (b) the Calculation Agent will determine, on such day, (i) in the case of Euro, the Euro Settlement Rate in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN Prospectus) or (b) in the case of Copper, the Final Copper Price in its sole and absolute discretion, taking into account the latest available quotation for the Copper Price and any other information that in good faith it deems relevant.

If a Commodity Disruption Event identified in clauses (D) or (E) below relating to Copper is in effect on the Valuation Date, the Calculation Agent will determine the Final Copper Price on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Copper Price and any other information that in good faith it deems relevant.

A “Commodity Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

	(A)	the suspension of or material limitation on trading in Copper, or futures contracts or options related to Copper, on the Relevant Exchange;

(B)

either (i) the failure of trading to commence, or permanent discontinuance of trading, in Copper, or futures contracts or options related to Copper, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, Copper;

	(C)	the failure of the Relevant Exchange to publish the official daily settlement price of Copper for that day (or the information necessary for determining the settlement price);

	(D)	the occurrence since the Trade Date of a material change in the content, composition, or constitution of Copper; or

	(E)	the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of Copper.

For the purpose of determining whether a Commodity Disruption Event has occurred:

(1)

a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange;

(2)

a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in Copper by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event relating to Copper; and

	(3)	a suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances.

A “Currency Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

	(A)	the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Euro into USD through customary legal channels; or

	(B)	the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

	(C)	the Euro Settlement Rate being unavailable, or the occurrence of an event that generally makes it impossible to obtain the Euro Settlement Rate, on the Valuation Date.

For purposes of the above, “scheduled Currency Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Currency Business Day.

Underwriter:	Lehman Brothers Inc.

Calculation Agent	Lehman Brothers Commodity Services Inc.

Denomination:	$10,000 and integral multiples of $10,000

Issue Type:	US MTN

Fees:		Price to Public (1)	Fees(2)	Proceeds to the Issuer
	Per note	$10,000	$30.00	$9,970
	Total	$10,000,000	$30,000	$9,970,000

(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions equal to $30.00 per $10,000 principal amount, or 0.30%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

RISK FACTORS

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” generally in the Series I MTN Prospectus Supplement. For particular risks relating to an investment in the Euro and foreign currencies generally, see “Risk Factors—Risks Relating to Currency Indexed Notes” in the Series I MTN Prospectus Supplement, and for particular risks relating to the notes an investment in Copper and commodities generally, see the risks described below.

An investment in the notes is subject to risks associated with the performance of Copper and Euro.

The principal amount of your notes is not protected even if held to maturity, and you may lose your entire investment. The Redemption Amount payable on the notes at maturity is equal to the principal amount of the notes multiplied by a percentage equal to 102.41% minus a Discount Factor that depends on the Final Copper Price and the Euro Settlement Rate, determined on the Valuation Date relative to the Copper Upper Boundary and Copper Lower Boundary, or Euro Upper Boundary and Euro Lower Boundary, respectively. The Discount Factor will be greater than 0% if the Final Copper Price on the Valuation Date is greater than the Copper Upper Boundary or less than the Copper Lower Boundary (that is, if the Final Copper Price increases by more than approximately 20.0% or decreases by more than approximately 20.0% relative to the Copper Strike on the Trade Date) or if the Euro Settlement Rate on the Valuation Date is greater than the Euro Upper Boundary or less than the Euro Lower Boundary (that is, the Euro Settlement Rate increases by more than approximately 4.1% or decreases by more than approximately 5.8% relative to the Initial Reference Currency Rate determined on the Trade Date).

The Discount Factor will equal the greatest of (x) 0%, (y) the Copper Discount Factor (that is, the percentage by which the Final Copper Price exceeds the Copper Upper Boundary or is less than the Copper Lower Boundary), and (z) the Euro Discount Factor (that is, the percentage by which the Euro Settlement Rate exceeds the Euro Upper Boundary or is less than the Euro Lower Boundary), provided that the minimum Redemption Amount on the notes will be zero. Accordingly, if the Discount Factor is greater than 2.41%, the Redemption Amount per note will be less than, and may be substantially less than, 100% of the principal amount invested, and to the extent the Discount Factor is equal to or greater than 102.41%, you will lose the full principal amount of your investment in the notes.

The prices of commodities, including the price of Copper, are subject to a variety of factors and can be volatile and change in unpredictable ways.

The prices of commodities are primarily affected by the global demand for and supply of commodities (including certain specific factors discussed below), but from time to time may also be significantly affected by speculative actions or currency exchange rates. Demand for commodities is significantly linked to the level of global industrial economic activity, but is also influenced by other factors such as government regulations (including environmental or consumption policies) and growth in industrial production and gross domestic product in emerging market countries, such as India or China, that have become oversized users of commodities and therefore increased the extent to which commodities rely on these markets. In addition to general economic activity and demand, prices for commodities can be influenced by political events, labor activity and supply disruptions in regions of the world that are major producers of a particular commodity, and which will tend to affect prices of such commodity worldwide, regardless of the location of the event. It is impossible to predict what effect these factors will have on the value of Copper and thus, the return on the notes.

In the event of sudden disruptions in the supplies of commodities, such as those caused by war, natural events, or accidents, prices of commodities and futures contracts on commodities could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the introduction of new or previously withheld supplies of a commodity into the market or the introduction of substitute products or commodities.

The price of copper is primarily affected by the global demand for and supply of copper. Copper is a conductor of electricity, and one of the most significant applications for copper is the production of cable, wire and electrical products for both the electrical and building industries. Construction is another principal industrial application for copper, which is used in pipes for plumbing, heating, ventilation, and air conditioning, along with masonry wiring and sheet metal facing. Demand for copper products in recent years has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor. For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc. In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The Copper Price and the Reference Exchange Rate will affect the market value of the notes. It is expected that the market value of the notes will depend on where the price of Copper is trading relative to the Copper Strike, and where the Reference Exchange Rate is trading relative to the Initial Reference Exchange Rate..

Changes in the volatility of the Copper Price and the Reference Exchange Rate are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Copper Price or the Reference Exchange Rate increases or decreases, the market value of the notes may be adversely affected. The volatility of the Copper Price and the Reference Exchange Rate are affected by a variety of factors, including governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in the Components and futures or forward contracts on the Components.

Suspension or disruptions of market trading in the commodity and currency markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of Copper or the exchange rate for the Euro relative to the USD and, therefore, the value of your notes.

Active trading in copper options, futures contracts, options on futures contracts and copper may adversely affect the value of the notes. Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade copper and futures contracts on copper on a spot and forward basis and other contracts and products in or related to copper and other derivative products (including futures contracts, options on futures contracts and options and swaps on Copper). Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to copper or futures contracts on copper and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the price of copper, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates. Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

The return on your notes may not reflect all developments in the Copper Price or the Reference Exchange Rate.

The Discount Factor that in part determines the Redemption Amount payable on the notes at maturity is calculated based on the Final Copper Price and/or the Euro Settlement Rate on the Valuation Date, which is a single Valuation Business Day near the end of the term of the notes. As a result, the Copper Price and the Reference Exchange Rate at other times during the term of the notes or at the Maturity Date could be higher or lower than the Final Copper Price or the Euro Settlement Rate, respectively, on the Valuation Date. This difference could be particularly large if there is significant volatility in the Copper Price and/or the Reference Exchange Rate during the term of the notes, especially on dates near the Valuation Date.

Lack of regulation.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell futures contracts on copper on the Relevant Exchange for the benefit of holders of the notes. The notes are not themselves futures contracts on copper, and an investment in the notes does not constitute either an investment in copper, futures contracts on copper or in a collective investment vehicle that trades in copper or futures contracts on copper.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges. Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to Copper .

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of copper and other base metals and the exchange rate of the Euro and other foreign currencies. These views are sometimes communicated to clients who participate in the markets for copper (or other base metals) or the Euro (or other foreign currencies). However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in base metals or currency markets may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates. In connection with your purchase of the notes, you should investigate the markets for copper and the Euro and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future movements in the price of copper and the exchange rate for the Euro.

You should make such investigation as you deem appropriate as to the merits of an investment linked to Copper and the Euro. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future movements in the price of copper and the exchange rate for the Euro constitutes a recommendation as to the merits of an investment in your notes.

Certain events may require a postponement in the Valuation Date for Copper and/or the Euro, and may adversely affect the value of the notes.

Certain events constitute Disruption Events under the terms of the notes. For further information on these events, see “Disruption Events” above. To the extent any of these events occurs with respect to Copper or the Euro and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date for Copper or the Euro, as applicable, may be postponed. In the event the Valuation Date for Copper and/or Euro is delayed, the Redemption Amount may be lower (potentially resulting in a greater loss of principal), than what you may have anticipated based on the last available Copper Price or Reference Exchange Rate, as the case may be, as of the scheduled Valuation Date.

There are specific risks you should consider relating to the trading of Copper on the London Metal Exchange.

The Final Copper Price will be determined by reference to the official cash delivery settlement price of contracts traded on the London Metal Exchange (the “LME”). The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of regulated futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward (depending on the commodity, 63 months forward for Copper), in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the Valuation Date, the Final Copper Price and, therefore, the Redemption Amount, could be adversely affected.

UNITED STATES FEDERAL INCOME TAX TREATMENT

Lehman Brothers Holdings Inc. intends to treat the notes as financial contracts, as described under “Supplemental United States Federal Income Tax Consequences—Financial Contracts” in the Series I MTN prospectus supplement. However, no statutory, judicial or administrative authority directly addresses the treatment of the notes and the characterization of the notes as financial contracts is uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

INFORMATION ON COPPER AND THE RELEVANT EXCHANGE

The Redemption Amount payable on the notes depends on the Discount Factor, which is determined in part by reference to the Final Copper Price relative to the Copper Upper Boundary and Copper Lower Boundary. The Final Copper Price will be official settlement price on the Valuation Date of copper for cash delivery, expressed as the U.S. dollar price per metric ton of copper, as made public by the LME. Lehman Brothers Holdings Inc. has derived all information regarding the commodities futures markets, the LME and the trading of copper on the LME from publicly available sources. Information concerning the LME and copper trading on the LME reflects the policies of, and is subject to change without notice by, the LME. Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Copper Price is published on Bloomberg page “LOCADY <CMDTY> <Go>” and on Reuters page MTLE.

The Commodity Futures Markets

An exchange-traded futures contract is a bi-lateral contract that provides for the future purchase and sale of a specified type and quantity of a commodity for a fixed price. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Financial Services Authority (FSA) in the United Kingdom). Because the notes do not constitute futures contracts or commodity options, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC, the FSA or any other non-U.S. regulatory authority.

Information on Copper Trading on the LME

According to publicly available information, the LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper — as well as nickel, zinc, lead, tin, aluminum and aluminum alloy — are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. Further, the LME does not require client orders to be exposed to the market via LME Select, inter-office dealing or the floor of the exchange trading, and LME members may, at their option (unless they have specific client instructions to the contrary) cross the order against their own book or that of another customer, rather than expose it to the market. As a result price discovery will take place against LME members’ net exposures during the relevant LME second ring (as discussed below).

In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, LME contracts are be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward (depending on the commodity). Further, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The trading on the LME is transacted through open-outcry sessions on the LME floor, electronically on LME Select (the LME’s official electronic trading platform) and through inter-office dealing, which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:45 am to 1:05 pm and from 2:55 to 4:15 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

The LME is not a cash-cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the FSA.

Copper has traded on the LME since its establishment.  The Copper contract traded on the LME was upgraded to High Grade Copper in November 1981 and again to the current Copper — Grade A contract in June 1986.  Copper trades on the LME in units of 25 metric tons and the settlement price of Copper for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Copper contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 63 months.

HISTORICAL COPPER PRICES

The following graph shows the daily Copper Price, expressed as the U.S. dollar price per metric ton on the LME, from September 20, 2002 through September 21, 2007, using historical data obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data is not necessarily indicative of the future performance of the price of Copper, or what the value of the notes may be.  Fluctuations in the price of Copper makes it difficult to predict whether the Final Copper Price will be greater than the Copper Upper Boundary or less than the Copper Lower Boundary and, consequently, whether the Copper Discount Factor will result in a Discount Factor that causes the Redemption Amount payable at maturity being greater than or less than the principal amount invested.  Historical fluctuations in the prices may be greater or lesser than fluctuations in the prices of Copper experienced by the holders of the notes.

HISTORICAL EXCHANGE RATES

The following graph shows the spot exchange rate for the Euro relative to the USD, expressed as the amount of U.S. dollars per Euro, at the end of each week in the period from the week ending September 19, 2004 through the week ending September 23, 2007 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The historical data on the USD/Euro exchange rate is not necessarily indicative of the future performance of the USD/Euro exchange rate or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Euro Settlement Rate will be greater than the Euro Upper Boundary or less than the Euro Lower Boundary and, consequently, whether the Euro Discount Factor will result in a Discount Factor that causes the Redemption Amount payable at maturity being greater than or less than the principal amount invested.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

HYPOTHETICAL REDEMPTION AMOUNT PAYMENT EXAMPLES

The Redemption Amount payable on the notes at maturity is equal to the principal amount of the notes multiplied by a percentage equal to 102.41% minus a Discount Factor that depends on the Final Copper Price and the Euro Settlement Rate determined on the Valuation Date relative to the Copper Upper Boundary and Copper Lower Boundary, or Euro Upper Boundary and Euro Boundary, respectively. If the Final Copper Price on the Valuation Date is greater than the Copper Upper Boundary or less than the Copper Lower Boundary (that is, if the Final Copper Price appreciates by more than approximately 20% or depreciates by more than approximately 20% relative to the Copper Strike) or if the Euro Settlement Rate on the Valuation Date is greater than the Euro Upper Boundary or less than the Euro Lower Boundary (that is, the Euro Settlement Rate increases by more than approximately 4.1% or decreases by more than approximately 5.8% relative to the Initial Reference Currency Rate determined on the Trade Date), a Discount Factor will be subtracted from the 102.41% otherwise used to calculate the Redemption Amount payable at maturity.  If, however, the Final Copper Price is less than or equal to the Copper Upper Boundary or greater than or equal to the Copper Lower Boundary and the Euro Settlement Rate is less than or equal to the Euro Upper Boundary or greater than or equal to the Euro Lower Boundary, the Discount Factor will be 0%, and the Redemption Amount will equal 102.41% of the principal amount.

The Discount Factor will equal the greatest of (x) 0%, (y) the Copper Discount Factor (that is, the percentage by which the Final Copper Price exceeds the Copper Upper Boundary or is less than the Copper Lower Boundary), and (z) the Euro Discount Factor (that is, the percentage by which the Euro Settlement Rate exceeds the Euro Upper Boundary or is less than the Euro Lower Boundary), provided that the minimum Redemption Amount payable on the notes will be zero   The principal amount of your notes is not protected even if held to maturity, and you may lose a substantial part or all of your investment.  If the Discount Factor is greater than 2.41%, the Redemption Amount per note will be less than, and may be substantially less than, 100% of the principal amount invested, and to the extent the Discount Factor is equal to or greater than 102.41%, you will lose the full principal amount of your investment in the notes.

The table and examples below illustrate hypothetical scenarios for Redemption Amounts payable on a $10,000 note, based on calculations for the Discount Factor, including the Copper Discount Factor and Euro Discount Factor (if any), using hypothetical values for the Final Copper Price and Euro Settlement Rate (which will be determined on the Valuation Date) and the values determined on the Trade Date for the Copper Upper Boundary ($9,774.00), the Copper Lower Boundary ($6,516.00), the Euro Upper Boundary ($1.475), and for the Euro Lower Boundary ($1.335).  The following results are based solely on the hypothetical examples cited; the Final Copper Price and Euro Settlement Rate values have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of Copper or the Reference Exchange Rate.  Numbers in the table below have been rounded for ease of analysis.

Final Copper Price (in U.S. dollars)	Euro Settlement Rate	Final Copper Price greater than Copper Upper Boundary ($9,774) or lower than Copper Lower Boundary ($6,516)?	Settlement Rate greater than Euro Upper Boundary ($1.475) or lower than Euro Lower Boundary ($1.335)?	Copper Discount Factor *	Euro Discount Factor *	Discount Factor †	Redemption Amount ‡
$100.00	$ 0.636	Yes	Yes	98.47%	52.36%	98.47%	$394
$4,400.00	$ 0.777	Yes	Yes	32.47%	41.80%	41.80%	$6,061
$6,800.00	$ 0.918	No	Yes	N/A	31.24%	31.24%	$ 7,117
$7,200.00	$ 1.341	No	No	N/A	N/A	0.00%	$10,241
$7,600.00	$ 1.362	No	No	N/A	N/A	0.00%	$10,241
$8,400.00	$ 1.387	No	No	N/A	N/A	0.00%	$10,241
$9,200.00	$ 1.399	No	No	N/A	N/A	0.00%	$10,241
$10,400.00	$ 1.405	Yes	No	6.40%	N/A	6.40%	$9,601
$10,800.00	$ 1.766	Yes	Yes	10.50%	19.73%	19.73%	$8,268
$12,000.00	$ 3.520	Yes	Yes	22.77%	138.64%	138.64%	$0

*                         The Copper Discount Factor and Euro Discount Factor are equal to, respectively, the percentage by which the Final Copper Price exceeds the Copper Upper Boundary or is less than the Copper Lower Boundary, or by which the Euro Settlement Rate exceeds the Euro Upper Boundary or is less than the Euro Lower Boundary.

†                          The Discount Factor is equal to the greatest of (a) 0.00%; (b) the Copper Discount Factor (if any); and (c) the Euro Discount Factor (if any).

‡                          The Redemption Amount per $10,000 note equals $10,000 * (102.41% – Discount Factor), provided that the minimum Redemption Amount is zero.